Exhibit 99.1

Sandstorm Gold Announces 2014 Production, Provides Corporate Update

VANCOUVER, Feb. 23, 2015 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (TSX:SSL, NYSE MKT:SAND) is pleased to announce that the Company has met its 2014 production guidance, with 44,821 attributable gold equivalent ounces sold1,2 during the year. Revenue and cash flow from operations for 2014 were US$56.5 million and US$35.2 million respectively2. Based on the Company's existing gold streams and royalties, attributable gold equivalent production for 2015 is forecasted to be between 36,000 and 44,000 ounces, increasing to 45,000 ounces per annum in 2018. The Company's 2018 guidance excludes any ounces that may come from Luna Gold Corp.'s ("Luna") Aurizona mine in Brazil ("Aurizona").

Sandstorm is expecting to release its 2014 fourth quarter and annual results by March 31, 2015.

— Corporate Update

Upon the closing of the recently announced acquisition of Gold Royalties Corporation (see press release dated February 18, 2015), Sandstorm has a portfolio of 69 streams and royalties with 14 of the underlying mines producing gold. As of December 31, 2014, the Company had $90 million in cash and $170 million in available capital (cash net of commitments plus $100 million undrawn credit facility) which can be deployed into new acquisitions. Sandstorm plans to grow and diversify its future gold production and cash flow through the acquisition of additional streams and royalties. Below are details related to announcements by Metanor Resources Inc. ("Metanor") and Luna as well as a recent addition to the Sandstorm technical team.

Metanor Resources – Bachelor Lake Mine
Metanor has announced an amendment to their outstanding convertible debentures (the "Debentures") and an equity financing, which upon closing will put Metanor in an improved financial position as they continue to produce gold at the Bachelor Lake mine in Quebec, Canada. The amendment resolution extends the maturity date of the Debentures by 24 months, to August 22, 2017 and is conditional upon an equity financing of no less than CAD$3.0 million and an immediate repayment of CAD$1.0 million in principal, plus accrued interest. The resolution also grants Metanor the right to repurchase the Debentures at any time, in whole or in part, prior to the extended maturity date.

Luna Gold – Aurizona Mine
Luna recently announced that they have begun the process of suspending mining operations at Aurizona, but will continue to run the mill, processing stockpiled ore. There is sufficient stockpiled ore for Luna to process 860,000 tonnes over five months at an expected grade of 1.10 grams per tonne. In an effort to conserve capital, Luna has cutback mine site personnel and halted all non-essential capital programs. Luna will require additional capital to restart economical mining activities at Aurizona.

The management team at Luna is focused on the development of an updated NI 43-101 technical report to provide a mineral reserve estimate based on a new geological model and updated project parameters. Sandstorm and Luna continue to work towards amending the Aurizona stream agreement.

Sandstorm Technical Team Adds Keith Laskowski
To support the Company's corporate development efforts, Sandstorm has added Keith Laskowski to its technical team. Mr. Laskowski joined Sandstorm from the International Finance Corporation ("IFC") where he was employed as Staff Engineer/Principal Mining Specialist for the mining division.  In that role he was responsible for technical appraisal and valuation of IFC's resource investments, and was focused on investment analysis of mining/exploration properties throughout the world. Prior to joining the IFC, Mr. Laskowski  assembled, financed, and directed successful private and publicly listed exploration companies located in Peru, Mongolia, Haiti, Mali, the United States, and Canada. Most recently, he was the President and CEO of Estrella Gold Corp., a Peru-focused prospect generator exploration company from 2009 to 2012 and he also worked at senior levels with Newmont Mining Corporation, spending 17 years in gold production, exploration, resource development and acquisitions.  He earned a Master of Science degree in Geology from the Colorado School of Mines (1987), a B.A. degree from the University of Maine (1979) and is a "Qualified Person" as defined by NI 43-101 of the Canadian Securities Administrators.

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS"). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. The Company's royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company's gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company's gold streams (individually and collectively referred to as "Attributable Gold Equivalent") equal total Attributable Gold Equivalent ounces sold. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

Note 2

Figures and results have not been audited and may be subject to change.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 57 streams and royalties, of which fourteen of the underlying mines are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2013 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: Nolan Watson, Chief Executive Officer, 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 09:12e 23-FEB-15